Exhibit 99.1

SILVERCORP INTERCEPTS NEW HIGH-GRADE STRUCTURES AT LMW MINE, YING MINING DISTRCT, CHINA, INCLUDING VEIN LM26: 5.39 METRES TRUE WIDTH GRADING 2,896 GRAMS PER TONNE SILVER AND 2.58% COPPER

VANCOUVER, BC, Oct. 6, 2022 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) is pleased to report assay results from its ongoing drilling program at the LMW mine within the Ying Mining District in China.  From October 1, 2021 to September 30, 2022, a total of 56,803 metres ("m") in 416 diamond drill holes, including 372 underground holes and 44 surface holes, were completed at the LMW mine. Assay results for 378 holes have been received and selected results are presented in Table 1 below.  Currently, two surface and eight underground rigs are drilling at the LMW mine.

The assay results released here have not been included in the most recent "MINERAL RESERVES AND RESOURCES" update with a cut-off date of December 31, 2021 (see news release dated September 21, 2022).

1)  New Discovery of High-Grade Silver-Lead-Zinc Veins at the West of LMW Outside Current Mining Areas

Drilling at the west side of LMW, where there has been no previous mining activity, intersected new high-grade silver-lead-zinc veins, including W1, W2, W2W, W6, W6E, W6W, and W18.  Among these, veins W2, W1 and W18 may have lengths of over 800 m along strike and 400 m down-dip from 1100 m to 700 m elevation.  To pursue this new discovery, the Company has started to develop two new horizontal tunnels from surface at 1040 m and 988 m elevations, and a new branch off-ramp from 800 m to 700 m elevations to access these veins.

Highlights of these new discovery holes are as follows:

  Hole ZKX0818 intersected a 3.18 m interval (2.82 m true width) of vein W2 grading 2,238 grams per tonne ("g/t") silver ("Ag"), 5.90% lead ("Pb"), 0.61% zinc ("Zn"), and 0.36% copper ("Cu") at the 1,045 m elevation;
  Hole ZKX0634 intersected a 4.03 m interval (3.43 m true width) of vein W6W grading 970 g/t Ag, 16.20% Pb, 0.60% Zn, and 0.29% Cu, at the 1,031 m elevation
  Hole ZKX0636 intersected a 1.18 m interval (0.91 m true width) of vein W1 grading 2,511 g/t Ag, 3.45% Pb, 1.01% Zn, and 0.38% Cu, at the 963 m elevation; and
  Hole ZKX14214 intersected a 6.58 m interval (1.19 m true width) of vein W18 grading 646 g/t Ag, 3.12% Pb, 0.3% Zn, and 0.16% Cu, at the1039 m elevation.

2)  Drilling of Low Angle Gold-Copper-Silver Veins Further Improved Continuity of Mineralization

Drilling of the low angle copper-gold-silver veins of LM21, LM22, LM26 and LM50 was designed to better understand this new type of mineralization which is strongly altered by silicification, with less obvious contact with host rocks of Archean granitic gneisses.  The lower angle copper-gold structures were also offset slightly by sub-vertical north-west and north-east trending silver-lead veins which have been the focus of mining production at LMW.  With the drilling program designed to expand gold-copper structures, and with better understanding, the Company is learning how to mine these low angle gold-copper bodies.

Highlights of the intercepts from the low angle gold veins at the LMW mine:

  Hole ZKX03X021 intersected a 7.03 m interval (5.39 m true width) of vein LM26 grading 0.17 g/t gold ("Au"), 2,896 g/t Ag, and 2.58% Cu, at the 602 m elevation;
  Hole ZKX11238 intersected a 9.54 m interval (3.37 m true width) of vein LM26 grading 0.98 g/t Au, 1,323 g/t Ag, 7.45% Pb, 0.55% Zn, and 0.32% Cu, at the 670 m elevation;
  Hole ZKX11223 intersected a 6.57 m interval (3.2 m true width) of vein LM26 grading 1.23 g/t Au, 1,780 g/t Ag, 16.71% Pb, 0.69% Zn, and 0.23% Cu, at the 670 m elevation;
  Hole ZKX07X031 intersected an 8.10 m interval (4.06 m true width) of vein LM50 grading 1.26 g/t Au, 674 g/t Ag, 1.28% Pb, 0.21% Zn, and 0.09% Cu at the 799 m elevation;
  Hole ZKX07X021 intersected an 1.01 m interval (0.65 m true width) of vein LM50 grading 19.2 g/t Au and 15 g/t Ag at the 791 m elevation;
  Hole ZKX05X079 intersected a 4.21 m interval (3.42 m true width) of vein LM50 grading 6.36 g/t Au and 11 g/t Ag at the 794 m elevation;
  Hole ZKX05X098 intersected a 0.77 m interval (0.70 m true width) of vein LM22 grading 29.00 g/t Au, 10 g/t Ag, and 1.21% Cu at the 850 m elevation; and
  Hole ZKX05X096 intersected a 0.51 m interval (0.38 m true width) of vein LM22 grading 32.50 g/t Au, 2 g/t Ag, and 0.05% Cu, at the 848 m elevation.

3)  Drilling Above or Beneath Previously Mined Stopes

Most holes in this period targeted blocks of known silver-lead-zinc veins in the production areas that were previously missed due to limited drilling or tunneling, changes in the strikes and dips, and/or pinch-swelling of the pay-zones in the veins. The high-grade intercepts are mainly associated with the southwest-striking LM7 series, LM12 series and LM17 series of veins, and the northwest-striking LM8 series, LM19 and LM20E.

Highlights of the high-grade silver-lead-zinc mineralization in the production areas:

  Hole ZKX07X003 intersected a 13.31 m interval (12.80 m true width) of vein LM7 grading 365 g/t Ag, 0.71% Pb, 0.13% Zn, 0.06 g/t Au, and 0.33% Cu at the 778 m elevation;
  Hole ZKX0733 intersected a 1.46 m interval (1.37 m true width) of vein LM12E grading 4,549 g/t Ag, 1.19% Pb, 0.24% zinc ("Zn"), 0.49 g/t Au, and 0.10% copper ("Cu") at the 645 m elevation;
  Hole ZKX0058 intersected a 3.40 m interval (3.39 m true width) of vein LM7W grading 1,181 g/t Ag, 2.49% Pb, 0.24% Zn, 0.12 g/t Au, and 0.21% Cu at the 771 m elevation;
  Hole ZKX05X075 intersected a 4.16 m interval (3.72 m true width) of vein LM7 grading 360 g/t Ag, 1.75% Pb, 0.59% Zn, 9.15 g/t Au, and 0.24% Cu at the 764 m elevation; and
  Hole ZKX09X001 intersected a 5.78 m interval (5.53 m true width) of vein LM7W grading 531 g/t Ag, 1.06% Pb, 0.37% Zn, 0.02 g/t Au, and 0.19% Cu at the 575 m elevation.

4)  Drilling Intersected High-Grade Silver-Lead-Zinc Veins and a New Gold Structure at the East Side of the Resource Area

At the east side of the resource area, drilling intersected high-grade silver-lead-zinc vein LM41E and the parallel silver-lead-zinc veins LM41E1 and LM41E1Wa with true widths up to 2.40 m.

While drilling these LM41 series high grade silver-lead-zinc veins, a new gently dipping gold vein has been discovered with three drill holes, ZKX10944, ZKX10735, and ZKX10739 intercepting high grade gold, which are approximately 450 m east of those intercepts on the LM50 gold structure.

Highlights of the high-grade silver-lead-zinc mineralization at the northwest and east sides of the LMW mine:

  Hole ZKX1166 intersected a 1.36 m interval (1.23 m true width) of vein LM41E grading 2,415 g/t Ag, 2.61% Pb, 0.40% Zn, 0.05 g/t Au, and 0.90% Cu at the 778 m elevation; and
  Hole ZKX1143 intersected a 3.11 m interval (2.40 m true width) of vein LM41E grading 993 g/t Ag, 1.35% Pb, 0.54% Zn, 0.05 g/t Au, and 0.12% Cu at the 754 m elevation.
  Hole ZKX09X033 intersected a 1.3 m interval (0.88 m true width) of vein LM41EWa grading 1976 g/t Ag, 1.74% Pb, 0.45% Zn, 0.79 g/t Au, and 0.23% Cu at the 706 m elevation.
  Hole ZKX10944 intersected a 2.13 m interval (2.0 m true width) of a new gently dipping gold vein grading 478 g/t Ag, 2.14% Pb, 0.9% Zn, and 5.97 g/t Au, at the 763 m elevation
  Hole ZKX10735 intersected a 1.18 m interval (1.18 m true width) of the new gently dipping gold vein grading 5.37 g/t Au at the 760 m elevation
  Hole ZKX10739 intersected a 0.95 m interval (0.95 m true width) of the new gently dipping gold vein grading 5.65 g/t Au at the 754 m elevation

Table 1: Selected intercepts from the 2022 drilling program at the LMW mine

Hole ID	From (m)	To (m)	Elevation (m)	Interval (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)	Cu (%)	Vein	Ore Type
High-Grade Silver-Lead-Zinc Veins at the West of LMW Outside Current Mining Areas
ZKX0432	185.86	186.97	787	1.11	0.75	323	0.75	0.86	0.03	0.06	W1	Ag-Pb-Zn
ZKX0438	144.83	145.86	862	1.03	0.96	315	1.83	0.22	0.05	0.03	W1	Ag-Pb-Zn
ZKX0460	161.61	163.12	849	1.51	1.12	217	6.49	0.19	0.03	0.03	W1	Ag-Pb-Zn
ZKX0463	171.36	173.68	817	2.32	1.91	510	4.26	2.25	0.07	0.12	W1	Ag-Pb-Zn
ZKX0636	146.74	147.92	963	1.18	0.91	2,511	3.45	1.01	0.05	0.38	W1	Ag-Pb-Zn
ZKX0815	142.93	143.64	985	0.71	0.49	73	12.84	0.07	0.05	0.02	W1	Ag-Pb-Zn
ZKX0819	18.49	21.56	1,082	3.07	2.17	178	1.00	0.04	0.01	0.06	W1	Ag-Pb-Zn
ZKX0820	21.73	24.45	1,077	2.72	1.64	706	1.02	0.12	0.05	0.26	W1	Ag-Pb-Zn
ZKX1005	53.60	54.58	897	0.98	0.95	381	5.30	0.13	0.05	0.04	W1	Ag-Pb-Zn
ZKX14213	120.64	121.77	911	1.13	0.70	396	0.39	0.06	0.05	0.03	W1	Ag-Pb-Zn
ZKX0815	137.63	138.40	988	0.77	0.53	1,891	1.78	0.84	0.05	0.31	W18	Ag-Pb-Zn
ZKX14214	139.43	146.01	1,039	6.58	1.19	646	3.12	0.30	0.05	0.16	W18	Ag-Pb-Zn
ZKX0819	61.43	61.93	1,049	0.50	0.35	1,212	1.27	0.49	0.01	0.49	W18E	Ag-Pb-Zn
ZKX0817	4.20	5.12	1,095	0.92	0.79	300	0.50	0.03	0.05	0.08	W1E	Ag-Pb-Zn
ZKX0818	69.16	70.07	1,055	0.91	0.80	539	0.33	0.18	0.05	0.08	W1E	Ag-Pb-Zn
ZKX0819	84.20	85.62	1,031	1.42	1.02	198	0.32	0.06	0.01	0.04	W1E	Ag-Pb-Zn
ZKX0650	105.92	106.52	993	0.60	0.32	1	0.01	0.01	7.13	0.09	W1E2	Ag-Pb-Zn
ZKX0450	69.19	71.38	1,031	2.19	1.36	1,216	6.77	0.61	0.05	0.18	W2	Ag-Pb-Zn
ZKX0465	58.47	60.69	1,041	2.22	1.26	831	2.70	0.26	0.02	0.29	W2	Ag-Pb-Zn
ZKX0636	103.95	104.67	993	0.72	0.56	667	0.56	0.27	2.61	0.38	W2	Ag-Pb-Zn
ZKX0650	64.26	65.46	1,022	1.20	0.64	256	0.47	0.16	0.01	0.03	W2	Ag-Pb-Zn
ZKX0651	69.77	70.70	1,052	0.93	0.54	1,537	0.60	0.15	0.03	0.34	W2	Ag-Pb-Zn
ZKX0818	84.14	87.32	1,045	3.18	2.82	2,238	5.90	0.61	0.07	0.36	W2	Ag-Pb-Zn
ZKX0819	118.25	119.25	1,005	1.00	0.72	1,622	1.96	0.20	0.01	0.04	W2	Ag-Pb-Zn
ZKX0039	126.57	127.39	879	0.82	0.77	80	4.30	2.75	0.03	0.01	W6	Ag-Pb-Zn
ZKX0046	132.12	133.44	817	1.32	0.75	73	6.62	0.39	0.05	0.01	W6	Ag-Pb-Zn
ZKX0431	198.49	199.92	825	1.43	1.18	471	1.04	0.36	0.05	0.19	W6	Ag-Pb-Zn
ZKX0454	175.59	176.32	861	0.73	0.66	367	5.75	1.21	0.21	0.04	W6	Ag-Pb-Zn
ZKX14005	141.48	142.40	924	0.92	0.87	307	2.37	0.32	0.05	0.10	W6	Ag-Pb-Zn
ZKX14404	104.79	106.35	893	1.56	1.56	150	2.34	1.22	0.05	0.03	W6	Ag-Pb-Zn
ZKX0454	186.46	187.85	856	1.39	1.25	398	0.81	0.16	0.05	0.03	W6E	Ag-Pb-Zn
ZKX0454	243.14	243.74	832	0.60	0.54	52	10.14	0.39	0.05	0.00	W6E2	Ag-Pb-Zn
ZKX0438	100.57	101.58	884	1.01	0.94	43	1.12	0.22	1.74	0.02	W6W	Ag-Pb-Zn
ZKX0439	98.03	98.78	910	0.75	0.74	483	3.22	0.95	0.05	0.12	W6W	Ag-Pb-Zn
ZKX0634	56.04	60.07	1,031	4.03	3.43	970	16.20	0.60	0.10	0.29	W6W	Ag-Pb-Zn
ZKX13630	137.23	137.74	1,014	0.51	0.45	1,077	4.84	0.48	0.02	0.54	W6W	Ag-Pb-Zn
Low Angle Gold-Copper-Silver Veins
ZKX0082	292.17	293.61	878	1.44	0.76	73	0.54	0.52	13.06	1.70	LM22	Au-Ag-Cu
ZKX05X096	77.81	78.32	848	0.51	0.38	2	0.01	0.02	32.50	0.05	LM22	Au-Ag-Cu
ZKX05X097	84.82	85.77	855	0.95	0.72	37	0.00	0.03	1.63	7.39	LM22	Au-Ag-Cu
ZKX05X098	76.67	77.44	850	0.77	0.70	10	0.00	0.01	29.00	1.21	LM22	Au-Ag-Cu
ZKX05X100	76.16	77.14	845	0.98	0.70	1	0.00	0.01	3.40	0.14	LM22	Au-Ag-Cu
ZKX0+A3:U198390	60.86	61.63	640	0.77	0.58	37	0.01	0.03	0.92	5.43	LM26	Au-Ag-Cu
ZKX0188	16.94	17.97	737	1.03	0.97	4	0.00	0.01	2.88	0.00	LM26	Au-Ag-Cu
ZKX0191	86.24	89.04	662	2.80	1.64	37	0.07	0.01	3.21	0.29	LM26	Au-Ag-Cu
ZKX03X021	98.88	105.91	602	7.03	5.39	2,896	0.15	0.12	0.17	2.58	LM26	Au-Ag-Cu
ZKX11046	43.05	43.92	668	0.87	0.73	214	1.34	0.11	0.03	0.02	LM26	Ag-Pb-Zn
ZKX11223	44.84	51.41	670	6.57	3.20	1780	16.71	0.69	1.23	0.23	LM26	Au-Cu-Ag
ZKX11238	44.05	53.59	670	9.54	3.37	1,323	7.45	0.55	0.98	0.32	LM26	Au-Ag-Cu
ZKX0251	20.25	22.01	784	1.76	1.20	140	3.19	0.29	1.38	0.12	LM50	Au-Ag
ZKX0341	165.20	166.10	737	0.90	0.60	15	0.01	0.02	5.59	1.74	LM50	Au-Ag
ZKX03X054	168.91	169.90	818	0.99	0.84	4	0.01	0.02	2.53	0.01	LM50	Au-Ag
ZKX03X055	164.35	165.47	803	1.12	0.75	60	1.42	0.06	2.04	0.01	LM50	Au-Ag
ZKX0571	53.42	55.91	808	2.49	2.05	15	0.03	0.04	3.63	0.01	LM50	Ag-Pb-Zn
ZKX05X004	61.26	62.28	807	1.02	0.95	5	0.02	0.03	3.11	0.00	LM50	Ag-Pb-Zn
ZKX05X007	68.87	70.20	791	1.33	1.17	1	0.20	0.03	2.44	0.00	LM50	Ag-Pb-Zn
ZKX05X009	86.06	87.12	786	1.06	0.77	11	0.16	0.17	7.15	0.00	LM50	Ag-Pb-Zn
ZKX05X010	98.40	99.68	781	1.28	0.78	10	0.40	0.22	5.63	0.01	LM50	Ag-Pb-Zn
ZKX05X017	81.66	83.20	786	1.54	1.12	10	0.12	0.06	7.78	0.01	LM50	Ag-Pb-Zn
ZKX05X078	14.29	15.22	789	0.93	0.61	12	0.34	0.08	3.90	0.01	LM50	Au-Ag
ZKX05X079	6.45	10.66	794	4.21	3.42	11	0.38	0.13	6.36	0.00	LM50	Au-Ag
ZKX0727	73.32	74.30	804	0.98	0.74	26	0.13	0.17	6.71	0.00	LM50	Ag-Pb-Zn
ZKX0780	100.97	102.20	797	1.23	0.52	20	0.31	0.48	4.21	0.01	LM50	Ag-Pb-Zn
ZKX07X002	26.14	28.50	788	2.36	2.28	24	0.78	0.12	5.51	0.03	LM50	Au-Ag
ZKX07X003	22.58	23.64	786	1.06	1.00	140	3.40	0.30	5.65	0.06	LM50	Au-Ag
ZKX07X021	17.26	18.27	791	1.01	0.65	15	0.16	0.32	19.20	0.00	LM50	Au-Ag
ZKX07X025	18.44	20.06	792	1.62	1.16	23	0.10	0.13	4.04	0.00	LM50	Au-Ag
ZKX07X031	2.93	11.03	799	8.10	4.06	674	1.28	0.21	1.26	0.09	LM50	Au-Ag
ZKX07X032	6.10	11.64	796	5.54	3.78	224	2.28	0.33	1.54	0.10	LM50	Au-Ag
ZKX07X033	19.74	20.78	789	1.04	0.28	3	0.17	0.15	11.05	0.01	LM50	Au-Ag
ZKX07X034	12.30	13.54	791	1.24	0.80	9	0.08	0.03	2.65	0.01	LM50	Au-Ag
ZKX07X082	83.96	84.77	793	0.81	0.60	13	0.37	0.24	6.24	0.01	LM50	Ag-Pb-Zn
ZKX0996	4.16	12.75	804	8.59	2.43	412	2.33	0.19	0.42	0.24	LM50	Au-Ag
ZKX0999	7.72	18.38	803	10.66	3.78	492	1.06	0.20	2.88	0.16	LM50	Au-Ag
ZKX09X018	8.92	10.23	792	1.31	1.11	3	0.10	0.01	4.43	0.01	LM50	Au-Ag
ZKX1172	3.11	6.14	800	3.03	2.26	155	2.59	0.07	3.02	0.08	LM50	Au-Ag
ZKX1173	0.49	1.61	801	1.12	0.78	105	2.38	0.12	1.38	0.08	LM50	Au-Ag
ZKX1175	2.28	5.78	800	3.50	1.30	158	2.90	0.12	0.18	0.07	LM50	Au-Ag
Veins Above or Beneath Previously Mined Stopes
ZKX05X097	111.01	112.28	838	1.27	0.96	276	0.63	0.17	0.06	0.02	LM10W1	Ag-Pb-Zn
ZKX05X119	59.35	59.80	700	0.45	0.38	2,894	3.65	2.36	0.30	0.49	LM11E	Ag-Pb-Zn
ZKX0087	72.59	74.87	982	2.28	1.85	177	3.58	1.44	0.02	0.08	LM12	Ag-Pb-Zn
ZKX0343	27.05	27.62	578	0.57	0.53	645	4.95	0.45	0.02	0.05	LM12	Ag-Pb-Zn
ZKX11046	64.36	67.97	654	3.61	1.24	2,394	5.11	0.84	0.12	0.19	LM12_1	Ag-Pb-Zn
ZKX11442	128.77	129.59	514	0.82	0.70	366	9.08	0.06	0.05	0.02	LM12_1	Ag-Pb-Zn
ZKX11225	16.50	17.02	690	0.52	0.38	657	3.49	0.06	0.17	0.08	LM12_2	Ag-Pb-Zn
ZKX0198	122.51	124.07	896	1.56	1.38	947	1.08	0.62	0.05	0.39	LM12_2a	Ag-Pb-Zn
ZKX11223	23.89	35.12	684	11.23	2.6	302	2.66	0.27	0.06	0.06	LM12_2a	Ag-Pb-Zn
ZKX0199	100.62	103.07	922	2.45	1.66	212	3.04	0.09	0.07	0.01	LM12_3	Ag-Pb-Zn
ZKX01X016	93.15	94.07	906	0.92	0.58	305	2.10	0.10	0.00	0.19	LM12_3	Ag-Pb-Zn
ZKX11026	68.98	69.65	659	0.67	0.50	331	9.91	0.02	0.16	0.11	LM12a	Ag-Pb-Zn
ZKX0342	59.11	59.76	580	0.65	0.57	343	2.12	0.11	0.02	0.02	LM12E	Ag-Pb-Zn
ZKX0733	142.98	144.44	645	1.46	1.37	4,549	1.19	0.24	0.49	0.10	LM12E	Ag-Pb-Zn
ZKX09X003	30.13	31.03	577	0.90	0.86	231	10.27	0.78	0.02	0.53	LM12E	Ag-Pb-Zn
ZKX11024	97.67	98.72	631	1.05	0.74	294	0.41	0.18	0.03	0.01	LM12E	Ag-Pb-Zn
ZKX11026	89.38	90.79	648	1.41	1.05	1,270	2.06	0.44	0.18	0.06	LM12E	Ag-Pb-Zn
ZKX0198	60.64	63.57	912	2.93	2.59	909	0.33	0.39	0.05	0.50	LM13	Ag-Pb-Zn
ZKX11602	38.65	40.41	585	1.76	1.72	54	6.19	0.05	0.02	0.02	LM13	Ag-Pb-Zn
ZKX0097	122.72	123.65	927	0.93	0.76	143	2.21	0.19	0.02	0.16	LM13W	Ag-Pb-Zn
ZKX03X022	15.31	16.10	688	0.79	0.76	176	5.93	0.03	0.02	0.01	LM13W	Ag-Pb-Zn
ZKX03X058	52.84	53.82	942	0.98	0.82	315	2.21	0.63	0.00	0.07	LM13W	Ag-Pb-Zn
ZKX03X059	48.58	49.19	947	0.61	0.41	4,558	1.54	0.26	0.06	0.49	LM13W	Ag-Pb-Zn
ZKX0637	87.27	88.15	926	0.88	0.77	181	0.97	0.05	0.02	0.18	LM13W	Ag-Pb-Zn
ZKX11436	112.66	113.67	541	1.01	0.94	1,421	1.90	0.10	0.05	0.03	LM14	Ag-Pb-Zn
ZKX11436	127.73	128.49	533	0.76	0.70	238	1.53	0.07	0.01	0.02	LM14_1	Ag-Pb-Zn
ZKX3214	49.27	50.35	714	1.08	0.54	991	9.38	0.70	0.04	0.72	LM16_1	Ag-Pb-Zn
ZKX0755	232.70	233.97	999	1.27	1.19	126	5.01	0.20	0.03	0.02	LM17	Ag-Pb-Zn
ZKX0773	129.58	132.05	682	2.47	1.88	382	0.69	0.48	0.05	0.03	LM17	Ag-Pb-Zn
ZKX07X054	92.00	93.03	748	1.03	1.00	163	11.26	0.17	0.05	0.02	LM17	Ag-Pb-Zn
ZKX07X058	131.16	132.62	682	1.46	1.16	269	0.70	0.19	0.02	0.02	LM17	Ag-Pb-Zn
ZKX1166	126.39	127.37	745	0.98	0.88	421	1.39	0.44	0.05	0.08	LM17	Ag-Pb-Zn
ZKX1169	330.70	334.88	983	4.18	0.94	284	10.42	0.76	0.06	0.06	LM17	Ag-Pb-Zn
ZKX1343	143.16	148.20	778	5.04	2.78	225	1.77	0.35	0.05	0.03	LM17	Ag-Pb-Zn
ZKX05X113	73.34	74.68	773	1.34	1.32	1,823	6.62	6.64	0.05	0.40	LM17a	Ag-Pb-Zn
ZKX07X058	122.27	125.76	691	3.49	2.78	323	1.96	0.28	0.02	0.12	LM17a	Ag-Pb-Zn
ZKX09X007	97.42	99.21	762	1.79	1.75	573	0.29	0.08	0.05	0.28	LM17a	Ag-Pb-Zn
ZKX1343	129.52	130.48	780	0.96	0.80	314	6.53	0.13	0.05	0.05	LM17a	Ag-Pb-Zn
ZKX07X058	97.56	99.63	713	2.07	1.65	90	7.38	0.17	0.02	0.08	LM17W	Ag-Pb-Zn
ZKX0978	195.61	196.31	1,067	0.70	0.65	852	0.17	0.37	0.05	0.35	LM17W	Ag-Pb-Zn
ZKX10948	191.52	192.06	762	0.54	0.43	278	2.77	0.16	0.08	0.03	LM17W	Ag-Pb-Zn
ZKX1187	109.39	110.30	773	0.91	0.49	309	0.51	0.08	0.02	0.18	LM17W	Ag-Pb-Zn
ZKX3214	138.14	139.46	682	1.32	1.28	43	4.45	0.35	0.02	0.01	LM17W	Ag-Pb-Zn
ZKX0755	152.87	154.27	1,034	1.40	1.31	223	0.06	0.08	0.03	0.06	LM17W2	Ag-Pb-Zn
ZKX07X053	12.30	13.59	802	1.29	1.23	1,050	1.25	0.60	0.05	0.15	LM17W2	Ag-Pb-Zn
ZKX0954	152.84	153.44	1,062	0.60	0.60	237	0.36	0.16	0.05	0.09	LM17W2	Ag-Pb-Zn
ZKX0955	199.62	200.15	925	0.53	0.41	2,449	1.10	0.48	0.02	0.21	LM17W2	Ag-Pb-Zn
ZKX09X008	156.15	157.72	1,044	1.57	1.14	293	0.13	0.07	0.05	0.02	LM17W2	Ag-Pb-Zn
ZKX09X053	165.35	166.04	1,090	0.69	0.67	296	1.65	0.33	0.05	0.19	LM17W2	Ag-Pb-Zn
ZKX1167	4.83	5.88	802	1.05	1.05	531	0.62	0.42	0.05	0.03	LM17W2	Ag-Pb-Zn
ZKX0058	38.87	39.49	778	0.62	0.62	235	0.86	0.12	0.02	0.05	LM19	Ag-Pb-Zn
ZKX0059	46.56	47.65	787	1.09	0.99	227	0.16	0.02	0.05	0.01	LM19	Ag-Pb-Zn
ZKX0090	69.68	70.28	941	0.60	0.48	594	0.81	0.03	0.03	0.10	LM19	Ag-Pb-Zn
ZKX0251	4.40	7.20	797	2.80	1.91	180	0.65	0.08	0.05	0.03	LM19	Ag-Pb-Zn
ZKX0258	97.88	99.34	929	1.46	0.89	191	3.89	0.31	0.02	0.06	LM19	Ag-Pb-Zn
ZKX03X058	16.42	17.25	968	0.83	0.65	173	1.73	0.17	0.01	0.01	LM19	Ag-Pb-Zn
ZKX10213	71.19	72.62	956	1.43	1.21	456	0.08	0.05	0.05	0.05	LM19	Ag-Pb-Zn
ZKX0231	46.09	46.79	940	0.70	0.64	379	1.30	0.03	0.05	0.10	LM19a	Ag-Pb-Zn
ZKX00X003	18.00	21.13	925	3.13	3.02	494	3.57	0.22	0.04	0.19	LM19E	Ag-Pb-Zn
ZKX0343	6.51	7.02	593	0.51	1.10	148	6.52	0.33	0.02	0.04	LM19E	Ag-Pb-Zn
ZKX0190	29.43	29.97	686	0.54	0.53	369	11.19	0.14	0.07	0.09	LM19W	Ag-Pb-Zn
ZKX03X022	10.76	11.88	691	1.12	1.07	400	0.39	0.14	0.23	0.23	LM19W	Ag-Pb-Zn
ZKX0552	24.22	25.35	743	1.13	1.12	223	0.93	0.16	0.02	0.06	LM19Wa	Ag-Pb-Zn
ZKX05X119	34.25	34.79	721	0.54	0.45	2,153	2.50	0.26	0.05	0.75	LM19Wa	Ag-Pb-Zn
ZKX11021	141.58	142.21	605	0.63	0.39	1,393	10.40	0.34	0.78	0.54	LM20	Ag-Pb-Zn
ZKX03X026	50.24	52.73	777	2.49	2.47	199	5.20	0.62	13.37	0.06	LM20E	Ag-Pb-Zn
ZKX05X077	37.90	38.41	776	0.51	0.50	373	1.64	0.07	0.02	0.04	LM20E	Ag-Pb-Zn
ZKX09X006	37.96	43.60	593	5.64	4.86	247	3.26	0.47	0.02	0.05	LM20E	Ag-Pb-Zn
ZKX0258	197.39	200.72	884	3.33	1.98	3	0.01	0.01	4.15	0.01	LM21	Ag-Pb-Zn
ZKX05X080	43.10	44.31	761	1.21	1.04	3	0.01	0.01	8.53	0.01	LM21	Ag-Pb-Zn
ZKX09X056	61.23	62.44	728	1.21	1.15	376	0.40	0.06	0.02	0.12	LM21	Ag-Pb-Zn
ZKX11436	42.56	43.78	576	1.22	1.13	122	2.14	0.10	0.02	0.02	LM32	Ag-Pb-Zn
ZKX11409	64.36	65.01	580	0.65	0.56	300	4.08	0.08	0.05	0.08	LM32E1	Ag-Pb-Zn
ZKX11411	60.71	61.73	575	1.02	0.94	271	0.17	0.13	0.18	0.04	LM32E1	Ag-Pb-Zn
ZKX11612	74.12	74.62	565	0.50	0.39	225	4.66	0.26	0.01	0.04	LM33	Ag-Pb-Zn
ZKX0053	18.20	26.24	785	8.04	6.75	210	3.23	0.14	0.42	0.35	LM7	Ag-Pb-Zn
ZKX0055	35.28	36.46	775	1.18	1.12	181	1.18	0.08	0.05	0.03	LM7	Ag-Pb-Zn
ZKX0077	32.13	33.11	788	0.98	0.95	90	0.31	1.52	2.02	1.70	LM7	Ag-Pb-Zn
ZKX0089	146.99	148.45	938	1.46	1.06	145	3.04	0.01	0.02	0.01	LM7	Ag-Pb-Zn
ZKX0229	139.75	140.69	929	0.94	0.80	641	1.66	0.10	0.05	0.06	LM7	Ag-Pb-Zn
ZKX03X014	156.63	157.93	911	1.30	1.05	477	1.12	0.03	0.13	0.14	LM7	Ag-Pb-Zn
ZKX03X015	130.12	131.12	875	1.00	0.91	948	0.66	0.09	0.05	0.17	LM7	Ag-Pb-Zn
ZKX05X075	107.56	111.72	764	4.16	3.72	360	1.75	0.59	9.15	0.24	LM7	Ag-Pb-Zn
ZKX05X080	112.84	113.82	698	0.98	0.85	248	0.98	0.04	0.02	0.02	LM7	Ag-Pb-Zn
ZKX07X003	34.16	47.47	778	13.31	12.80	365	0.71	0.13	0.06	0.33	LM7	Ag-Pb-Zn
ZKX07X030	60.65	64.80	774	4.15	3.79	447	0.63	0.05	0.02	0.13	LM7	Ag-Pb-Zn
ZKX07X073	98.47	104.92	721	6.45	5.95	291	3.88	0.14	0.02	0.11	LM7	Ag-Pb-Zn
ZKX1180	94.00	96.56	678	2.56	2.25	169	1.29	0.08	0.02	0.57	LM7	Ag-Pb-Zn
ZKX03X016	111.91	113.12	869	1.21	1.13	434	0.37	0.04	0.05	0.06	LM7a	Ag-Pb-Zn
ZKX0148	127.40	128.25	512	0.85	0.69	164	3.71	0.06	0.02	0.05	LM7E	Ag-Pb-Zn
ZKX0058	50.75	54.15	771	3.40	3.39	1,181	2.49	0.24	0.12	0.21	LM7W	Ag-Pb-Zn
ZKX0063	55.17	57.94	754	2.77	2.59	1,025	1.16	0.22	0.05	0.11	LM7W	Ag-Pb-Zn
ZKX0250	6.50	10.03	796	3.53	2.55	466	0.57	0.05	0.05	0.09	LM7W	Ag-Pb-Zn
ZKX07X003	13.45	17.35	792	3.90	3.74	373	2.66	0.06	0.20	0.06	LM7W	Ag-Pb-Zn
ZKX07X068	49.48	52.67	721	3.19	3.07	331	0.77	0.42	0.02	0.06	LM7W	Ag-Pb-Zn
ZKX0990	76.97	77.85	861	0.88	0.86	125	2.40	0.16	0.05	0.02	LM7W	Ag-Pb-Zn
ZKX09X001	48.36	54.14	575	5.78	5.53	531	1.06	0.37	0.02	0.19	LM7W	Ag-Pb-Zn
ZKX09X015	103.78	105.12	749	1.34	0.77	368	2.99	1.45	0.02	0.21	LM7W	Ag-Pb-Zn
ZKX09X027	57.79	58.59	720	0.80	0.80	356	0.71	0.54	0.02	0.02	LM7W	Ag-Pb-Zn
ZKX09X056	56.45	57.31	730	0.86	0.82	823	0.54	0.06	0.02	0.09	LM7W	Ag-Pb-Zn
ZKX09X057	59.00	61.54	732	2.54	2.42	219	0.81	0.41	0.02	0.11	LM7W	Ag-Pb-Zn
ZKX1513	62.91	64.29	718	1.38	1.02	218	0.89	0.82	0.02	0.02	LM7W	Ag-Pb-Zn
ZKX0230	33.80	34.81	954	1.01	0.91	271	0.54	0.05	0.10	0.17	LM7W1	Ag-Pb-Zn
ZKX09X002	41.08	42.17	586	1.09	1.00	242	2.02	0.36	0.02	0.19	LM7W1	Ag-Pb-Zn
ZKX09X056	40.45	48.27	736	7.82	7.43	250	0.60	0.07	0.02	0.04	LM8	Ag-Pb-Zn
ZKX07X031	12.09	13.95	792	1.86	0.93	498	1.37	0.22	0.02	0.03	LM8_1	Ag-Pb-Zn
ZKX10608	43.33	44.51	774	1.18	1.03	399	0.60	0.03	0.07	0.03	LM8_2	Ag-Pb-Zn
ZKX10837	102.53	103.04	879	0.51	0.32	1,337	25.77	8.77	0.02	0.12	LM8_4a	Ag-Pb-Zn
ZKX11006	149.12	150.02	870	0.90	0.52	1,101	1.08	0.43	0.05	0.06	LM8_4a	Ag-Pb-Zn
ZKX10831	102.45	103.13	885	0.68	0.35	882	35.24	1.67	0.02	0.09	LM8_4E	Ag-Pb-Zn
ZKX07X028	41.67	42.82	734	1.15	1.09	181	23.06	2.03	0.02	0.01	LM8a	Ag-Pb-Zn
ZKX07X002	11.85	12.39	796	0.54	0.52	562	1.35	0.07	0.05	0.20	LM8W	Ag-Pb-Zn
ZKX07X004	10.33	11.55	799	1.22	1.11	427	1.73	0.07	0.02	0.07	LM8W	Ag-Pb-Zn
ZKX07X020	9.02	12.33	797	3.31	3.10	152	1.34	0.03	0.02	0.02	LM8W	Ag-Pb-Zn
ZKX03X040	6.82	8.00	907	1.18	0.73	404	0.15	0.16	0.01	0.03	N/A	Ag-Pb-Zn
ZKX0431	189.20	190.30	830	1.10	0.91	477	3.26	0.79	0.05	0.04	N/A	Ag-Pb-Zn
ZKX0436	279.65	280.37	710	0.72	0.52	341	1.23	0.46	0.09	0.03	N/A	Ag-Pb-Zn
ZKX0454	57.83	58.69	912	0.86	0.77	184	0.31	0.22	0.05	0.04	N/A	Ag-Pb-Zn
ZKX0749	203.25	204.74	917	1.49	1.07	850	0.78	0.46	0.05	0.51	N/A	Ag-Pb-Zn
ZKX07X073	19.19	20.00	745	0.81	0.75	335	2.23	0.06	0.02	0.22	N/A	Ag-Pb-Zn
ZKX1166	47.45	47.97	781	0.52	0.47	501	3.08	0.33	0.05	0.20	N/A	Ag-Pb-Zn
ZKX1343	41.39	42.41	796	1.02	0.85	206	1.89	0.21	0.05	0.06	N/A	Ag-Pb-Zn
High-Grade Silver-Lead-Zinc Veins and a new gold structure at theEast Side of the Resource Area
ZKX07X076	67.73	68.34	789	0.61	0.58	339	3.05	0.50	0.02	0.07	LM41E	Ag-Pb-Zn
ZKX09X031	93.91	94.88	719	0.97	0.79	187	5.44	0.28	0.05	0.08	LM41E	Ag-Pb-Zn
ZKX09X032	77.77	78.70	737	0.93	0.65	190	1.99	0.18	0.02	0.09	LM41E	Ag-Pb-Zn
ZKX09X033	106.67	109.00	702	2.33	1.58	331	1.27	0.13	0.05	0.08	LM41E	Ag-Pb-Zn
ZKX10944	103.54	105.03	776	1.49	1.40	541	0.58	0.07	0.04	0.06	LM41E	Ag-Pb-Zn
ZKX10944	153.01	155.14	763	2.13	2.00	478	2.14	0.90	5.97	0.08	N/A	Au-Ag
ZKX10949	97.37	97.91	765	0.54	0.52	495	0.60	0.10	0.05	0.06	LM41E	Ag-Pb-Zn
ZKX1143	58.13	61.24	754	3.11	2.40	993	1.35	0.54	0.05	0.12	LM41E	Ag-Pb-Zn
ZKX1166	53.63	54.99	778	1.36	1.23	2,415	2.61	0.40	0.05	0.90	LM41E	Ag-Pb-Zn
ZKX1187	49.67	50.54	789	0.87	0.79	433	1.31	0.23	0.02	0.05	LM41E	Ag-Pb-Zn
ZKX09X034	98.86	100.48	717	1.62	1.00	341	16.78	1.32	0.15	0.09	LM41E1	Ag-Pb-Zn
ZKX09X033	102.05	103.35	706	1.30	0.88	1,976	1.74	0.45	0.79	0.23	LM41E1Wa	Ag-Pb-Zn
ZKX1166	39.51	40.37	785	0.86	0.78	850	0.64	0.23	0.05	0.06	LM41E1Wa	Ag-Pb-Zn
ZKX10735	68.32	69.50	760	1.18	1.18	3	0.01	0.04	5.37	0.00	N/A	Au
ZKX10739	73.70	74.65	754	0.95	0.95	4	0.02	0.03	5.65	0.00	N/A	Au
[1] New, unnamed veins

Tunneling Programs at the LMW Mine

A total of 3,566 m of exploration tunnels have been developed at the LMW mine during this period. The exploration tunneling, comprised of drifting, cross-cutting and raising, was driven along and across major mineralized vein structures to upgrade the drill-defined mineral resources, and to test for new parallel and splay structures.

Quality Control

Drill cores are NQ size. Drill core samples, limited by apparent mineralization contacts or shear/alteration contacts, were split into halves by saw cutting. The half cores are stored in the Company's core shacks for future reference and checks, and the other half core samples are shipped in securely sealed bags to the Chengde Huakan 514 Geology and Minerals Test and Research Institute in Chengde, Hebei Province, China, 226 km northeast of Beijing, the Zhengzhou Nonferrous Exploration Institute Lab in Zhengzhou, Henan Province, China, and SGS in Tianjin, China. All three labs are ISO9000 certified analytical labs. For analysis, the sample is dried and crushed to minus 1mm and then split into a 200-300 g subsample which is further pulverized to minus 200 mesh. Two subsamples are prepared from the pulverized sample. One is digested with aqua regia for gold analysis with atomic absorption spectroscopy (AAS), and the other is digested with two-acids for analysis of silver, lead, zinc and copper with AAS.

Channel samples are collected along sample lines perpendicular to the mineralized vein structure in exploration tunnels. Spacing between sampling lines is typically 5 m along strike. Both the mineralized vein and the altered wall rocks are cut by continuous chisel chipping. Sample length ranges from 0.4 m to more than 1 m, depending on the width of the mineralized vein and the mineralization type. Channel samples are prepared and assayed with AAS at Silvercorp's mine laboratory (Ying Lab) located at the mill complex in Luoning County, Henan Province, China. The Ying lab is officially accredited by the Quality and Technology Monitoring Bureau of Henan Province and is qualified to provide analytical services. The channel samples are dried, crushed and pulverized. A 200 g sample of minus 160 mesh is prepared for assay. A duplicate sample of minus 1mm is made and kept in the laboratory archives. Gold is analysed by fire assay with AAS finish, while silver, lead, zinc and copper are assayed by two-acid digestion with AAS finish.

A routine quality assurance/quality control (QA/QC) procedure is adopted to monitor the analytical quality at each lab. Certified reference materials (CRMs), pulp duplicates and blanks are inserted into each batch of lab samples. QA/QC data at the lab are attached to the assay certificates for each batch of samples.

The Company maintains its own comprehensive QA/QC program to ensure best practices in sample preparation and analysis of the exploration samples. Project geologists regularly insert CRM, field duplicates and blanks to each batch of 30 core samples to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending approximately 3-5% of the pulp samples to higher level labs to check for lab bias.  Data from both the Company's and the labs' QA/QC programs are reviewed on a timely basis by project geologists.

Guoliang Ma, P. Geo., Manager of Exploration and Resource of the Company, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this news release.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cashflow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information.  Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company's material properties; the sufficiency of the Company's capital to finance the Company's operations; estimates of the Company's revenues and capital expenditures; estimated production from the Company's mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company's operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company's properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, social and economic impacts of COVID-19; risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; property interests;  joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company's existing operations;  competition;  operations and political conditions; regulatory environment in China and Canada;  environmental risks; legislative and regulatory initiatives addressing global climate change or other environmental concerns; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form for the year ended March 31, 2021 under the heading "Risk Factors".  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company's forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

CAUTIONARY NOTE TO US INVESTORS

The technical and scientific information contained herein has been prepared in accordance with NI 43-101, which differs from the standards adopted by the U.S. Securities and Exchange Commission (the "SEC"). Accordingly, the technical and scientific information contained herein, including any estimates of mineral reserves and mineral resources, may not be comparable to similar information disclosed by U.S. companies subject to the disclosure requirements of the SEC.

Additional information relating to the Company, including Silvercorp's Annual Information Form, can be obtained under the Company's profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company's website at www.silvercorpmetals.com.

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SOURCE Silvercorp Metals Inc

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/October2022/06/c3668.html

%CIK: 0001340677

For further information: Lon Shaver, Vice President, Silvercorp Metals Inc., Phone: (604) 669-9397, Toll Free: 1 (888) 224-1881, Email: investor@silvercorp.ca, Website: www.silvercorpmetals.com

CO: Silvercorp Metals Inc

CNW 07:30e 06-OCT-22